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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. ________)*



                         LIONBRIDGE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    53625210
                                    --------
                                 (CUSIP Number)


                                  May 22, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [x]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6 Pages

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CUSIP No. 53625210
          --------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
            Dakota/EGI, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
            Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                        1,360,970
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                        0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                     1,360,970
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                     0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            1,360,970
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
            5.5% (See Item 4)
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
            00
-------------------------------------------------------------------------------


                                  Page 2 of 6 Pages

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Item 1(a)         NAME OF ISSUER

                  Lionbridge Technologies, Inc., a Delaware corporation


Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  950 Winter Street, Suite 2410
                  Waltham, Massachusetts 02451


Item 2(a)         NAME OF PERSON FILING

                  Dakota/EGI, L.L.C., a Delaware limited liability company (the "Reporting Person")


Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  225 West Washington Street
                  Suite 1600
                  Chicago, Illinois  60606


Item 2(c)         CITIZENSHIP

                  Delaware


Item 2(d)         TITLE OF CLASS OF SECURITIES

                  Common Stock, $.01 par value per share (the "Common Stock")


Item 2(e)         CUSIP NUMBER

                  53625210


Item 3            If this Statement is Filed Pursuant to
                  RULE 13d-1(b) OR 13d-2(b) OR (c)

                  Not Applicable

                                  Page 3 of 6 Pages


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Item 4            OWNERSHIP

                  (a)      Amount Beneficially Owned:

                           As of May 22, 2000, the Reporting Person beneficially owned 1,360,970 shares of Common Stock*

                           *Excludes an aggregate of: (1) 5,803 shares of Common Stock owned by Dakota Capital Partners L.L.C., an Illinois limited liability corporation ("Dakota Capital"), the Managing Member of the Reporting Person and (2) 129,180 shares of Common Stock owned by SZ Investments, L.L.C., a Delaware limited liability company ("SZ"), the managing member of a member of the Reporting Person. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock owned by Dakota Capital or SZ.

                  (b)      Percent of Class:

                           As of May 22, 2000, the Reporting Person beneficially owned 1,360,970 shares of Common Stock or approximately 5.5% of the aggregate number of shares of Common Stock issued and outstanding on such date (based on information provided to the Reporting Person by the Issuer).


                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,360,970

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of: 1,360,970

                           (iv) shared power to dispose or to direct the disposition of: 0

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable

Item 6            OWNERSHIP OF MORE THAN FIVE
                  PERCENT ON BEHALF OF ANOTHER PERSON

                  Not Applicable

                                  Page 4 of 6 Pages

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Item 7            IDENTIFICATION AND CLASSIFICATION OF THE
                  SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable


Item 8            IDENTIFICATION AND CLASSIFICATION
                  OF MEMBERS OF THE GROUP

                  Not Applicable


Item 9            NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable


Item 10           CERTIFICATION

                           By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  Page 5 of 6 Pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  June 1, 2000

                                    DAKOTA/EGI, L.L.C., a Delaware limited
                                    liability company

                                        By:      Dakota Capital Partners L.L.C.,
                                                 an Illinois limited liability
                                                 company, its Managing Member

                                                 By:      /s/ Jeffrey A. Wellek
                                                          ----------------------
                                                           Jeffrey A. Wellek,
                                                           Member

                                  Page 6 of 6 Pages